Exhibit 1A-6.2

PARK VIEW OZ REIT INC

Park View OZ REIT OP, LP

and

Park View OZ REIT Manager, LLC

TABLE OF CONTENTS

Article 1 DEFINITIONS	3
Article 2 APPOINTMENT	4
Article 3 DUTIES OF THE MANAGER	4
3.01 Offering Services.	5
3.02 Asset Management Services.	5
3.03 Accounting and Other Administrative Services.	5
3.04 Securityholder Services.	6
3.05 Financing Services.	6
3.06 Acquisition Services.	6
3.07 Disposition Services.	7
Article 4 AUTHORITY OF MANAGER	8
4.01 Powers of the Manager	8
4.02 Approval by the Board	8
4.03 Modification or Revocation of Authority of Manager	8
Article 5 BANK ACCOUNTS	8
Article 6 RECORDS AND ACCESS	8
Article 7 LIMITATION ON ACTIVITIES	8
Article 8 FEES AND OTHER COMPENSATION	9
Article 9 EXPENSES	9
9.01 General	9
9.02 Timing of and Additional Limitations on Reimbursements.	10
Article 10 OTHER SERVICES	10
Article 11 REIT MATTERS	10
Article 12 RELATIONSHIP OF MANAGER AND PARK VIEW ENTITIES; OTHER ACTIVITIES OF THE MANAGER	11
12.01 Relationship	11
12.01 Time Commitment	11
12.01 Investment Opportunities and Allocation	11
Article 13 TERM AND TERMINATION OF THE AGREEMENT	11
13.01 Term	11
13.01 Termination by the Company	11
13.02 Termination by the Manager	12
13.03 Payments on Termination and Survival of Certain Rights and Obligations.	12
Article 14 ASSIGNMENT	12
Article 15 INDEMNIFICATION AND LIMITATION OF LIABILITY	13
15.01 Indemnification	13
15.02 Limitation on Indemnification	13
15.03 Limitation on Payment of Expenses	13

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15.04 Indemnification by Manager	13
Article 16 MISCELLANEOUS	13
16.01 Notices	13
16.01 Modification	14
16.01 Severability	14
16.01 Construction	14
16.01 Entire Agreement	14
16.01 Waiver	14
16.01 Gender	14
16.01 Titles Not to Affect Interpretation	14
16.01 Counterparts	14

AMENDED MANAGEMENT AGREEMENT

This AMENDED MANAGEMENT AGREEMENT (this “Agreement”), dated as of the 21st day of December, 2020, is entered into by and among Park View OZ REIT Inc, a Maryland corporation (the “Company”), Park View OZ REIT OP, LP, a Delaware limited partnership (the “Operating Partnership” and together with the Company, collectively or individually as the context requires, the “Park View Entities”), and Park View OZ REIT Manager, LLC, a Delaware limited liability company (the “Manager”), is effective as of December 21, 2020 (the “Effective Date”).

WHEREAS, the Company intends to qualify as a REIT, and to invest its funds in investments permitted by the terms of Sections 856 through 860 of the Code;

WHEREAS, the Company is the general partner of the Operating Partnership and intends to conduct all of its business and make all or substantially all investments through the Operating Partnership;

WHEREAS, the Company and the Operating Partnership desire to avail themselves of the knowledge, experience, sources of information, advice, assistance and certain facilities available to the Manager and to have the Manager undertake the duties and responsibilities hereinafter set forth, on behalf of, and subject to the supervision of, the Board (as hereinafter defined), all as provided herein; and

WHEREAS, the Manager is willing to undertake to render such services, subject to the supervision of the Board, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

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ARTICLE 1
DEFINITIONS

As used in this Agreement, the following terms shall have the meanings specified below:

“Acquisition Expenses” means any and all expenses incurred by the Park View Entities, the Manager or any of their Affiliates in connection with the selection, evaluation, acquisition, origination or development of any Investments, whether or not acquired or originated, as applicable, including, without limitation, legal fees and expenses, travel and communications expenses, costs of appraisals, nonrefundable option payments on Properties or other investments not acquired, accounting fees and expenses, title insurance premiums and the costs of performing due diligence.

“Affiliate” or “Affiliated” means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (ii) any Person directly or indirectly owning, controlling, or holding with the power to vote 10.0% or more of the outstanding voting securities of such other Person; (iii) any legal entity for which such Person acts as an executive officer, director, trustee, or general partner; (iv) any Person 10.0% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held, with power to vote, by such other Person; and (v) any executive officer, director, trustee, or general partner of such other Person. An entity shall not be deemed to control or be under common control with a program sponsored by the sponsor of the Company unless (A) the entity owns 10.0% or more of the voting equity interests of such program or (B) a majority of the board (or equivalent governing body) of such program is composed of Affiliates of the entity. Notwithstanding anything in the foregoing to the contrary, in no event will Michael Kelley be deemed to be an Affiliate.

“Park View Entities” the Company together with the Operating Partnership.

“Board” means the board of directors of the Company.

“Bylaws” means the bylaws of the Company, as amended from time to time.

“Charter” means the Articles of Incorporation of the Company, as amended from time to time.

“Code” means the Internal Revenue Code of 1986, as amended, supplemented or restated from time to time, and any successor to such statute. Reference to any provision of the Code shall mean such provision as in effect from time to time, as the same may be amended, and any successor provision thereto, as interpreted by any applicable regulations as in effect from time to time.

“Co-investment” means any investment where ownership and or control is shared with one or more parties.

“Company” has the meaning set forth in the preamble.

“Distribution” means any distributions of money or other property by the Park View Entities, including distributions that may constitute a return of capital for federal income tax purposes.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.

“Gross Proceeds” means the aggregate purchase price of all Shares sold for the account of the Company through the Offering Statement, without deduction for Organization and Offering Expenses.

“Initial Public Offering” means the initial public offering of Shares qualified on the Offering Statement.

“Investments” means any investments by the Park View Entities in Properties, Loans and all other investments in which the Park View Entities may acquire an interest, either directly or indirectly, including through co-investments, pursuant to its Charter, Bylaws and the investment objectives and policies adopted by the Board from time to time, other than short-term investments acquired for purposes of cash management.

“Joint Venture” means any joint venture, limited liability company, partnership or other entity pursuant to which the Park View Entities are a co-venturer or partner with respect to the ownership of any Investments.

“Loans” means mortgage loans and other types of debt financing investments made by the Park View Entities, either directly or indirectly, including through co-investments, including, without limitation, mezzanine loans, B-notes, bridge loans, convertible debt, wraparound mortgage loans, construction mortgage loans, loans on leasehold interests, and participations in such loans.

“Manager” has the meaning set forth in the preamble.

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“NAV” has the meaning set forth in the Charter.

“Offering” has the meaning set forth in the Charter.

“Offering Statement” means the offering statement filed by the Company with the SEC on Form 1-A (File No.: ), as amended from time to time, in connection with the Initial Public Offering.

“Operating Expenses” means all third party charges and out-of-pocket costs and expenses incurred by the Manager or its Affiliate that are related to the operations of the Park View Entities, including, without limitation, those related to (i) forming and operating subsidiaries, (ii) Acquisition Expenses, (iii) the acquisition, ownership, management, financing, hedging of interest rates on financings, or sale of Investments, (iv) meetings with or reporting to the holders of the Shares or other securities of the Park View Entities, (v) accounting, auditing, research, consulting, tax return preparation, financial reporting, and legal services, risk management services and insurance, including without limitation to protect the Park View Entities, the Manager, its Affiliates, and the holders of the Shares or other securities of the Park View Entities in connection with the performance of activities related to Park View Entities, (vi) the Park View Entities’ indemnification pursuant to Article 15 of this Agreement, (vii) litigation, (viii) borrowings of the Park View Entities, (ix) liquidating the Park View Entities, (x) any taxes, fees or other governmental charges levied against the Park View Entities and all expenses incurred in connection with any tax audit, investigation, settlement or review of the Park View Entities, (xi) travel costs associated with investigating and evaluating investment opportunities (whether or not consummated) or making, monitoring, managing or disposing of Investments, and (xii) the costs of any third parties retained to provide services to Park View Entities.

“Operating Partnership” has the meaning set forth in the preamble.

“Operating Partnership Agreement” means the Agreement of Limited Partnership of Park View OZ REIT OP, LP, a Delaware limited partnership, by and among the Company, as general partner, and the Persons named as limited partners therein, as the same may be amended, modified or amended and restated from time to time.

“Organization and Offering Expenses” means all third party charges and out-of-pocket costs and expenses incurred by the Park View Entities, the Manager and its Affiliates in connection with the formation of the Park View Entities, the Offering of Shares, and the admission of investors in the Park View Entities, including, without limitation, expenses of qualification of the sale of the Shares under federal and state laws, including taxes, travel, legal, accounting, transfer agent, filing, printing, advertising and all other expenses incurred in connection with the offer and sale of interests in the Park View Entities.

“Person” has the meaning set forth in the Charter.

“Property” or “Properties” means any real property or properties transferred or conveyed to the Park View Entities, either directly or indirectly, including through co-investments.

“REIT” means a “real estate investment trust” under Sections 856 through 860 of the Code.

“SEC” means the United States Securities and Exchange Commission.

“Shares” means shares of the Company’s common stock, par value $0.01 per share.

“Stockholders” means the registered holders of the Shares.

“Termination Date” means the date of expiration or termination of this Agreement determined in accordance with Article 13 hereof.

ARTICLE 2
APPOINTMENT

The Park View Entities hereby appoint the Manager to serve as their Manager and asset manager on the terms and conditions set forth in this Agreement, and the Manager hereby accepts such appointment. Except as otherwise provided in this Agreement, the Manager hereby agrees to use its commercially reasonable efforts to perform the duties set forth herein, provided that the Park View Entities reimburses the Manager for costs and expenses in accordance with Article 9 hereof.

ARTICLE 3
DUTIES OF THE MANAGER

Subject to the oversight of the Board and the terms and conditions of this Agreement and consistent with the provisions of the Company’s most recent Offering Statement for the Shares, the Charter and Bylaws, the Manager will have plenary authority with respect to the management of the business and affairs of the Park View Entities and will be responsible for managing and conducting the operations of the Park View Entities, including implementing the investment strategy and administration of the Park View Entities and providing employees to act as officers of the Park View Entities. The Manager will perform (or cause to be performed through one or more of its Affiliates or third parties) such services and activities relating to the selection of Investments and rendering advice to the Park View Entities as may be appropriate or otherwise mutually agreed from time to time, which may include, without limitation:

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3.01         Offering Services.

The Manager shall manage and supervise the:

(i)             Initial Public Offering and any subsequent Offerings approved by the Board, including the determination of the specific terms of the securities to be offered by the Company, preparation of all offering and related documents, and obtaining all required regulatory approvals of such documents;

(ii)            preparation and approval of all marketing materials contemplated to be used by the Manager or others relating to any Offering;

(iii)           negotiation and coordination with the transfer agent for the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

(iv)           creation and implementation of various technology and electronic communications related to any Offering; and

(v)            all other services related to an Offering, other than services that the Company elects to perform directly or would require the Manager to register as a broker-dealer with the SEC, FINRA or any state.

3.02         Asset Management Services.

The Manager shall:

(i)             investigate, select, and, on behalf of the Park View Entities, engage and conduct business with such Persons as the Manager deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all Persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services;

(ii)            monitor applicable markets and obtain reports (which may be prepared by the Manager or its Affiliates) where appropriate, concerning the value of Investments of the Park View Entities;

(iii)           monitor and evaluate the performance of Investments of the Park View Entities, provide management services to the Park View Entities and perform and supervise the various management and operational functions related to the Park View Entities’ Investments;

(iv)           formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of Investments on an overall portfolio basis;

(v)            coordinate and manage relationships between the Park View Entities and any Co-Investment partners; and

(vi)           calculate the Company’s NAV in accordance with the procedures outlined in the Company’s Bylaws.

3.03         Accounting and Other Administrative Services.

The Manager shall:

(i)             manage and perform the various administrative functions necessary for the management of the day-to-day operations of the Park View Entities;

(ii)            provide or arrange for administrative services and items, legal and other services, office space, office furnishings, personnel and other overhead items necessary and incidental to the Park View Entities’ business and operations;

(iii)           provide financial and operational planning services and portfolio management functions;

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(iv)           maintain accounting data and any other information concerning the activities of the Park View Entities as shall be needed to prepare and file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

(v)            maintain all appropriate books and records of the Park View Entities;

(vi)           oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

(vii)          supervise the performance of such ministerial and administrative functions as may be necessary in connection with the daily operations of the Park View Entities;

(viii)         provide the Park View Entities with all necessary cash management services;

(ix)            manage and coordinate with the transfer agent the Distribution process and payments;

(x)             evaluate and obtain adequate insurance coverage based upon risk management determinations;

(xi)            provide the officers of the Company and the Board with timely updates related to the overall regulatory environment affecting the Company, as well as managing compliance with such matters;

(xii)           evaluate the Company’s corporate governance structure and appropriate policies and procedures related thereto; and

(xiii)          oversee all reporting, record keeping, internal controls and similar matters in a manner to allow the Park View Entities to comply with applicable law.

3.04         Securityholder Services.

The Manager shall:

(i)             determine the Company’s Distribution policy;

(ii)            approve amounts available for redemptions of the Shares; and

(iii)           manage communications with the holders of the Shares or other securities of the Park View Entities, including answering phone calls, preparing and sending written and electronic reports and other communications.

3.05         Financing Services.

The Manager shall:

(i)             identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

(ii)            negotiate terms, arrange and execute financing agreements;

(iii)           manage relationships between the Park View Entities and its lenders; and

(iv)           monitor and oversee the service of the Park View Entities’ debt facilities and other financings.

3.06         Acquisition Services.

The Manager shall:

(i)             approve and oversee the Park View Entities’ overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

(ii)            serve as the Park View Entities’ investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;

(iii)           adopt and periodically review the Company’s investment guidelines;

(iv)           structure the terms and conditions of the Park View Entities’ acquisitions, sales and Co-investments;

(v)            enter into leases and service contracts for the Properties and other Investments;

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(vi)           approve and oversee the Company’s debt financing strategies;

(vii)          approve Co-investments, limited partnerships and other such relationships with third parties;

(viii)         approve any potential liquidity transaction;

(ix)            obtain market research and economic and statistical data in connection with the Park View Entities’ Investments and investment objectives and policies;

(x)             oversee and conduct the due diligence process related to prospective Investments;

(xi)            prepare reports regarding prospective Investments which include recommendations and supporting documentation necessary for its investment committee to evaluate the proposed Investments; and

(xii)           negotiate and execute approved Investments and other transactions.

3.07         Disposition Services.

The Manager shall:

(i)             consult with the Board and provide assistance with the evaluation and approval of potential asset dispositions, sales or other liquidity events; and

(ii)            structure and negotiate the terms and conditions of transactions pursuant to which Investments may be sold.

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ARTICLE 4
AUTHORITY OF MANAGER

4.01             Powers of the Manager. Subject to the express limitations set forth in this Agreement and the continuing and exclusive authority of the Board over the management of the Company, the power to direct the management, operation and policies of the Company, including making, financing and disposing of Investments, and the performance of those services described in Article 3 hereof, shall be vested in the Manager, which shall have the power by itself and shall be authorized and empowered on behalf and in the name of the Park View Entities to carry out any and all of the objectives and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings that it may in its sole discretion deem necessary, advisable or incidental thereto to perform its obligations under this Agreement. The Manager shall have the power to delegate all or any part of its rights and powers to manage and control the business and affairs of the Park View Entities to such officers, employees, Affiliates, agents and representatives of the Manager or the Park View Entities as it may deem appropriate. Any authority delegated by the Manager to any other Person shall be subject to the limitations on the rights and powers of the Manager specifically set forth in this Agreement or the Charter.

4.02             Approval by the Board. Notwithstanding the foregoing, the Manager may not take any action on behalf of the Park View Entities without the prior approval of the Board or duly authorized committees thereof if the Charter or Maryland General Corporation Law require the prior approval of the Board. If the Board or a committee of the Board must approve a proposed investment, financing or disposition or chooses to do so, the Manager will deliver to the Board or committee, as applicable, all documents required by it to evaluate such investment, financing or disposition.

4.03             Modification or Revocation of Authority of Manager. The Board may, at any time upon the giving of notice to the Manager, modify or revoke the authority or approvals set forth in Article 3 and this Article 4 hereof; provided, however, that such modification or revocation shall be effective upon receipt by the Manager and shall not be applicable to investment transactions to which the Manager has committed the Park View Entities prior to the date of receipt by the Manager of such notification.

ARTICLE 5
BANK ACCOUNTS

The Manager may establish and maintain one or more bank accounts in its own name for the account of the Park View Entities or in the name of the Park View Entities and may collect and deposit into any such account or accounts, and disburse from any such account or accounts, any money on behalf of the Park View Entities, under such terms and conditions as the Board may approve, provided that no funds shall be commingled with the funds of the Manager. The Manager shall from time to time render appropriate accountings of such collections and payments to the Board and the independent auditors of the Park View Entities.

ARTICLE 6
RECORDS AND ACCESS

The Manager, in the conduct of its responsibilities to the Park View Entities, shall maintain adequate and separate books and records for the Park View Entities’ operations in accordance with GAAP, which shall be supported by sufficient documentation to ascertain that such books and records are properly and accurately recorded. Such books and records shall be the property of the Park View Entities and shall be available for inspection by the Board and by counsel, auditors and other authorized agents of the Company, at any time or from time to time during normal business hours. The Manager shall at all reasonable times have access to the books and records of the Park View Entities.

ARTICLE 7
LIMITATION ON ACTIVITIES

Notwithstanding any provision in this Agreement to the contrary, the Manager shall not take any action that, in its sole judgment made in good faith, would (i) adversely affect the ability of the Company to qualify or continue to qualify as a REIT or qualified opportunity fund under the Code unless the Board has determined that the Company will not seek or maintain REIT or qualified opportunity fund qualification for the Company, (ii) subject the Park View Entities to regulation under the Investment Company Act of 1940, as amended, (iii) violate any law, rule, regulation or statement of policy of any governmental body or agency having jurisdiction over any of the Park View Entities, the Shares or other securities of the Park View Entities, (iv) require the Park View Entities or the Manager to register as a broker-dealer with the SEC, FINRA or any state, or (v) violate the Charter, Bylaws or Operating Partnership Agreement. In the event an action that would violate (i) through (v) of the preceding sentence but such action has been ordered by the Board, the Manager shall notify the Board of the Manager’s judgment of the potential impact of such action and shall refrain from taking such action until it receives further clarification or instructions from the Board. In such event, the Manager shall have no liability for acting in accordance with the specific instructions of the Board so given.

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ARTICLE 8
FEES AND OTHER COMPENSATION

Beginning on the date that the Company starts its operations, the Park View Entities shall pay the Manager as compensation for the services described in Article 3 hereof a quarterly fee in an amount equal to an annualized rate of 0.75%, which, until one year after the commencement of the Initial Public Offering will be based on the Company’s Gross Proceeds as of the end of each fiscal quarter; and thereafter will be based on the Park View Entities’ NAV at the end of each fiscal quarter. Park View Entities will issue our Manager a management interest equal to 5% of our outstanding capital stock, subject to anti-dilution protection.

ARTICLE 9
EXPENSES

9.01         General. In addition to the compensation paid to the Manager pursuant to Article 8 hereof, the Park View Entities shall pay directly or reimburse the Manager, and its Affiliates, for all Operating Expenses paid or incurred by the Manager or its Affiliates on behalf of the Park View Entities or in connection with the services provided to the Park View Entities pursuant to this Agreement, including, but not limited to:

(i)             all Organization and Offering Expenses. Beginning on the date that the Company starts its operations, it will start to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments will be made in monthly installments;

(ii)            Acquisition Expenses incurred in connection with the selection and acquisition of Investments, including such expenses incurred related to assets pursued or considered but not ultimately acquired by the Park View Entities;

(iii)           the actual out-of-pocket cost of goods and services used by the Park View Entities and obtained from entities not Affiliated with the Manager;

(iv)           interest and other costs for borrowed money or securitization transactions, including discounts, points and other similar fees;

(v)            taxes and assessments on income or Properties, taxes as an expense of doing business and any other taxes otherwise imposed on the Park View Entities and their business, assets or income;

(vi)           out-of-pocket costs associated with insurance required in connection with the business of the Company or by its officers and Board;

(vii)          expenses of managing, improving, developing, operating and selling Investments owned, directly or indirectly, by the Park View Entities, as well as expenses of other transactions relating to such Investments, including but not limited to prepayments, maturities, workouts and other settlements of Loans and other Investments;

(viii)         all out-of-pocket expenses in connection with payments to the Board and meetings of the Board and Stockholders;

(ix)            out-of-pocket expenses of providing services for and maintaining communications with the holders of the Shares or other securities of the Park View Entities, including the cost of preparation, printing, and mailing annual reports and other reports, proxy statements and other reports required by governmental entities;

(x)             audit, accounting and legal fees, and other fees for professional services relating to the operations of the Park View Entities and all such fees incurred at the request, or on behalf of, the Board or any other committee of the Board;

(xi)            out-of-pocket costs for the Park View Entities to comply with all applicable laws, regulations and ordinances;

(xii)           expenses connected with payments of Distributions made or caused to be made by the Park View Entities;

(xiii)          expenses of organizing, redomesticating, merging, liquidating or dissolving the Park View Entities or of amending the Charter, the Bylaws or the Operating Partnership Agreement;

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(xiv)         all out-of-pocket fees and expenses incurred by the Manager or its Affiliates in connection with performance of the services and activities set forth in Section 3.01 through Section 3.05; and

(xv)          all other out-of-pocket costs incurred by the Manager in performing its duties hereunder.

9.02         Timing of and Additional Limitations on Reimbursements.

Expenses incurred by the Manager on behalf of the Park View Entities and reimbursable pursuant to this Article 9 shall be reimbursed no less than monthly to the Manager. Monthly reimbursement payments will be limited to no more than 2% of current fund assets. The Manager shall prepare a statement documenting the expenses of the Park View Entities during each quarter and shall deliver such statement to the Park View Entities within 45 days after the end of each quarter.

Personnel and related employment costs incurred by the Manager or its Affiliates in performing the services described in Section 3.06 and Section 3.07 hereof, including salaries and wages, benefits and overhead of all employees directly involved in the performance of such services, shall be paid for by the Manager and are not subject to reimbursement by the Park View Entities.

ARTICLE 10
OTHER SERVICES

Should (i) the Park View Entities request that the Manager or any manager, officer or employee thereof render services for the Park View Entities other than as set forth in this Agreement or (ii) there are changes to the regulatory environment in which the Manager or Park View Entities operate that would increase significantly the level of services performed such that the costs and expenses borne by the Manager for which the Manager is not entitled to separate reimbursement for personnel and related employment direct costs and overhead under Article 9 of this Agreement would increase significantly, such services shall be separately compensated at such rates and in such amounts as are agreed by the Manager and the Board, subject to the limitations contained in the Charter, and shall not be deemed to be services pursuant to the terms of this Agreement.

ARTICLE 11
REIT MATTERS

The Manager acknowledges that it has been advised that the Company has elected or may elect to be characterized as a REIT, and agrees that the business and affairs of the Park View Entities shall be managed with a view to minimizing (i) the amount of gross income received by the Park View Entities (directly or indirectly) that would not constitute (A) “rents from real property” as defined in Section 856 of the Code or (B) interest, dividends, gain from sales or other types of income, in each case, described in Section 856(c)(3) of the Code, (ii) the amount of any income received by the Park View Entities (directly or indirectly) from any “prohibited transactions” as defined in Section 857(b)(6)(B)(iii) of the Code (together with the income described in clause (i) of this sentence, “Bad REIT Income”) and (iii) the amount of assets held by the Park View Entities (directly or indirectly) that are not “real estate assets” or other types of assets described in Section 856(c)(4)(A) of the Code (“Bad REIT Assets”). The Manager and the Park View Entities agree that the Park View Entities shall be entitled to exercise any vote, consent, election or other right under this Agreement with a view to avoiding (or minimizing) the amount of Bad REIT Income or Bad REIT Assets of the Park View Entities or any material risk that a the Company could be disqualified as a real estate investment trust under the Code or could be subject to any additional taxes under Section 857 of the Code or Section 4981 of the Code, in each case, without regard to whether conducting the business of the Park View Entities in such manner would maximize either pre-tax or after-tax profit of the Manager or the Park View Entities. Without the prior written consent of the Park View Entities, the Manager, with respect to the Park View Entities, shall not (i) enter into any lease pursuant to which the determination of any rent to be received (directly or indirectly) by the Park View Entities depends in whole or in part on the income or profits of any person (other than amounts based upon a fixed percentage or percentages of receipts or sales); (ii) enter into any lease pursuant to which the Park View Entities shall receive (directly or indirectly) rents attributable to personal property except for a lease pursuant to which the personal property is leased in connection with the lease of real property and the rent attributable to the personal property for any taxable year does not exceed 15% of the total rent for such year with respect to such lease; (iii) enter into any arrangement pursuant to which the Park View Entities would receive (directly or indirectly) any “impermissible tenant service income” within the meaning of Section 856(d)(7) of the Code; (iv) undertake any sales or dispositions of property as a dealer for federal income tax purposes which sales would be treated as “prohibited transactions” pursuant to Section 857(b)(6)(B)(iii) of the Code; or (v) otherwise engage in any transaction which would, or likely would, result in the Park View Entities receiving more than a de minimis amount of Bad REIT Income or owning more than a de minimis amount of Bad REIT Assets. In structuring the Park View Entities transactions, the Manager and the Park View Entities shall consider the use of a taxable REIT subsidiary (each a “TRS”) or an affiliate of a TRS (together with a TRS, each a “TRS Entity”) to own or lease all or portions of the Property or to perform certain services with respect to the Property to minimize the impact of Bad REIT Income. In connection therewith, the Park View Entities shall, in its sole discretion, have the unilateral right to (x) lease all or any portion of the Property (a “TRS Lease”) to a TRS Entity or (y) enter into a services agreement with a TRS Entity to have such TRS Entity perform certain services (including, but not limited to, any non-customary services) with respect to the Property (the “TRS Services Agreement”). Upon such election by the Park View Entities, the Manager will cooperate to facilitate the implementation of the TRS Lease or TRS Services Agreement, including, without limitation, entering into an agreement to provide similar services (but not duplicative) to such TRS Entity as under this Agreement, and any corresponding amendment to this Agreement to take into account such TRS Entity, and the Park View Entities shall have the right to cause such TRS Entity to pay its allocated share of the fees and expenses payable to the Manager hereunder. The form of such agreement, and any corresponding amendments to this Agreement, shall be reasonably satisfactory to the Manager and the Park View Entities. The Manager shall provide any information related to the Park View Entities and/or any Property that is reasonably requested by the Park View Entities with respect to REIT qualification matters of the Company.

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ARTICLE 12
RELATIONSHIP OF MANAGER AND PARK VIEW ENTITIES;
OTHER ACTIVITIES OF THE MANAGER

12.01       Relationship. The Park View Entities and the Manager are not partners or joint venturers with each other, and nothing in this Agreement shall be construed to make them such partners or joint venturers. Nothing herein contained shall prevent the Manager from engaging in other activities, including, without limitation, the rendering of advice to other Persons (including other real estate funds) and the management of other programs advised, sponsored or organized by the Manager or its Affiliates. Nor shall this Agreement limit or restrict the right of any manager, director, officer, employee or equity holder of the Manager or its Affiliates to engage in any other business or to render services of any kind to any other Person. The Manager may, with respect to any investment in which the Park View Entities are a participant, also render advice and service to each and every other participant therein. The Manager shall promptly disclose to the Board the existence of any condition or circumstance, existing or anticipated, of which it has knowledge, that creates or could create a conflict of interest between the Manager’s obligations to the Park View Entities and its obligations to or its interest in any other Person.

12.01       Time Commitment. The Manager shall, and shall cause its Affiliates and their respective employees, officers and agents to, devote to the Park View Entities such time as shall be reasonably necessary to conduct the business and affairs of the Park View Entities in an appropriate manner consistent with the terms of this Agreement. The Park View Entities acknowledge that the Manager and its Affiliates and their respective employees, officers and agents may also engage in activities unrelated to the Park View Entities and may provide services to Persons other than the Park View Entities or any of their Affiliates.

12.01       Investment Opportunities and Allocation. The Manager shall be required to use commercially reasonable efforts to present a continuing and suitable investment program to the Park View Entities that is consistent with the investment policies and objectives of the Company, but neither the Manager nor any Affiliate of the Manager shall be obligated generally to present any particular Investment opportunity to the Park View Entities even if the opportunity is of character that, if presented to the Park View Entities, could be taken by the Park View Entities. The Park View Entities shall not make any Investment unless the Manager has recommended the Investment to the Park View Entities. The Manager shall be required to notify the Board at least annually of investments that have been purchased by other entities managed by the Manager or its Affiliates for determination by the Board that the Manager is fairly presenting investment opportunities to the Park View Entities. In the event an investment opportunity is located, the allocation procedure set forth under the caption “Conflicts of Interest and Related Party Transactions–Our Affiliates’ Interests in Other Park View Entities–Allocation of Investment Opportunities” in the Offering Statement shall govern the allocation of the opportunity among the Park View Entities and other entities managed by the Manager or its Affiliates.

ARTICLE 13
TERM AND TERMINATION OF THE AGREEMENT

13.01       Term. This Agreement shall have an initial term of five years from the Effective Date and will be automatically renewed for an unlimited number of successive one-year terms each year thereafter unless previously terminated in accordance with Section 13.02 below. The Company will evaluate the performance of the Manager annually before renewing this Agreement, and each such renewal shall be for a term of no more than one year. Any such renewal must be approved by the Board.

13.01       Termination by the Company. The Company (on behalf of itself and the Operating Partnership) may terminate this Agreement at any time, including during the initial term, upon 30 days’ prior written notice from the Board, for Cause. As used herein the term “Cause” shall mean:

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(i)             the Manager’s continued breach of any material provision of this Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

(ii)            the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

(iii)           any change of control of the Manager which the Company’s independent representative determines is materially detrimental to it taken as a whole;

(iv)           the Manager committing fraud against the Park View Entities, misappropriating or embezzling its funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under this Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its Affiliates and the Manager (or such Affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the Manager’s actual knowledge of its commission or omission, this Agreement shall not be terminable; in addition, if the Manager (or such Affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of the Manager’s actual knowledge of its commission or omission, the Manager (or such Affiliate) will have a total of 180 days in which to cure such damage before the management agreement shall become terminable; or

(v)            the dissolution of the Manager.

13.02       Termination by the Manager. The Manager may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. The Manager may decline to renew this Agreement by providing the Park View Entities with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if the Park View Entities default in the performance of any material term of this Agreement and the default continues for a period of 30 days after written notice to the Park View Entities specifying such default and requesting the same be remedied in 30 days, the Manager may terminate this Agreement upon 60 days’ written notice.

13.03       Payments on Termination and Survival of Certain Rights and Obligations.

(i)             After the Termination Date, the Manager shall not be entitled to compensation for further services hereunder except it shall be entitled to receive from the Park View Entities within 30 days after the Termination Date all unpaid reimbursements of expenses and all earned but unpaid fees payable to the Manager prior to termination of this Agreement.

(ii)            The Manager shall promptly upon termination:

(a)              pay over to the Park View Entities all money collected and held for the account of the Park View Entities pursuant to this Agreement, if any, after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled;

(b)              deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

(c)              deliver to the Board all assets and documents of the Company then in the custody of the Manager; and

(d)              cooperate with the Company to provide an orderly transition of management and advisory functions.

ARTICLE 14
ASSIGNMENT

This Agreement may be assigned by the Manager to an Affiliate with the approval of the Board. The Manager may assign any rights to receive fees or other payments under this Agreement without obtaining the approval of the Board. This Agreement shall not be assigned by the Park View Entities without the consent of the Manager, except in the case of an assignment by the Park View Entities to a corporation or other organization that is a successor to all of the assets, rights and obligations of the Park View Entities, in which case such successor organization shall be bound hereunder and by the terms of said assignment in the same manner as the Park View Entities are bound by this Agreement. Nothing herein shall be deemed to prohibit or otherwise restrict any transfers or additional issuances of equity interests in the Manager nor shall any such transfer or issuance be deemed an assignment for purposes of this Article 14

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ARTICLE 15
INDEMNIFICATION AND LIMITATION OF LIABILITY

15.01       Indemnification. Except as prohibited by the restrictions provided in this Section 15.01, Section 15.02 and Section 15.03, the Park View Entities shall indemnify, defend and hold harmless the Manager and its Affiliates, including their respective officers, directors, equity holders, partners and employees, from all liability, claims, damages or losses arising in the performance of their duties hereunder, and related expenses, including reasonable attorneys’ fees, to the extent such liability, claims, damages or losses and related expenses are not fully reimbursed by insurance.

Notwithstanding the foregoing, the Park View Entities shall not indemnify the Manager or its Affiliates for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of the Park View Entities were offered or sold as to indemnification for violations of securities laws.

15.02       Limitation on Indemnification. Notwithstanding the foregoing, the Park View Entities shall not provide for indemnification of the Manager or its Affiliates for any liability or loss suffered by any of them, nor shall any of them be held harmless for any loss or liability suffered by the Park View Entities, unless all of the following conditions are met:

(i)             The Manager or its Affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Park View Entities.

(ii)            The Manager or its Affiliates were acting on behalf of or performing services for the Park View Entities.

(iii)           Such liability or loss was not the result of gross negligence or willful misconduct by the Manager or its Affiliates.

(iv)           Such indemnification or agreement to hold harmless is recoverable only out of the Park View Entities’ net assets and not from the holders of the Shares or other securities of the Park View Entities.

15.03       Limitation on Payment of Expenses. The Park View Entities shall pay or reimburse reasonable legal expenses and other costs incurred by the Manager or its Affiliates in advance of the final disposition of a proceeding only if (in addition to the procedures required by the Maryland General Corporation Law, as amended from time to time) all of the following are satisfied: (a) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Park View Entities, (b) the legal proceeding was initiated by a third party and (c) the Manager or its Affiliates undertake to repay the amount paid or reimbursed by the Park View Entities, together with the applicable legal rate of interest thereon, if it is ultimately determined that the particular indemnitee is not entitled to indemnification.

15.04       Indemnification by Manager. The Manager shall indemnify and hold harmless the Park View Entities from contract or other liability, claims, damages, taxes or losses and related expenses including attorneys’ fees, to the extent that such liability, claims, damages, taxes or losses and related expenses are not fully reimbursed by insurance and are incurred by reason of the Manager’s bad faith, fraud, misfeasance, willful misconduct, gross negligence or reckless disregard of its duties; provided, however, that the Manager shall not be held responsible for any action of the Board in following or declining to follow any advice or recommendation given by the Manager

ARTICLE 16
MISCELLANEOUS

16.01       Notices. Any notice, report or other communication required or permitted to be given hereunder shall be in writing unless some other method of giving such notice, report or other communication is required by the Charter, the Bylaws or is accepted by the party to whom it is given, and shall be given by being delivered by hand or by overnight mail or other overnight delivery service to the addresses set forth herein:

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To the Board or the Park View Entities: Michael Kelley Park View Investments LLC One Beacon Street, 32nd floor Boston, MA 02108

To the Manager: Michael Kelley Park View OZ REIT Manager, LLC One Beacon Street, 32nd floor Boston, MA 02108	Park View OZ REIT Manager, LLC One Beacon Street, 32nd Floor Boston, Massachusetts 02108

Either party may at any time give notice in writing to the other party of a change in its address for the purposes of this Section 16.01.

16.01       Modification. This Agreement shall not be changed, modified, terminated or discharged, in whole or in part, except by an instrument in writing signed by both parties hereto, or their respective successors or permitted assigns.

16.01       Severability. The provisions of this Agreement are independent of and severable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

16.01       Construction. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware.

16.01       Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

16.01       Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.01       Gender. Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

16.01       Titles Not to Affect Interpretation. The titles of Articles and Sections contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

16.01       Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

[The remainder of this page is intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Amended Agreement as of the date set forth below.

PARK VIEW OZ REIT, INC a Maryland corporation

Date:	By:
	Name: Title:	Michael Kelley Chief Executive Officer

PARK VIEW OZ REIT OP, LP a Delaware limited partnership By: Park View OZ REIT, Inc, its general partner

Date:	By:
	Name: Title:	Michael Kelley Chief Executive Officer

PARK VIEW OZ REIT MANAGER, LLC a Delaware limited liability company

Date:	By:
	Name: Title:	Michael Kelley Chief Executive Officer

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